FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 14, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC.

Be it resolved:

Following the decision of the Federal Financial Markets Service (FFMS) of the Russian Federation to annul the registry-keeping license granted earlier to Central Moscow Depositary OJSC (hereinafter — “CMD”) which acts as a keeper of the WBD Foods Register of Shareholders:

Terminate the Contract on Keeping and Storing the Register of Registered Securities Holders, concluded between WBD Foods OJSC and CMD OJSC.

Approve Novy Registrator CJSC (hereinafter — “the Registrar”) (address: 107023, Moscow, 30 Bouzheninova Str., PSRN 1037719000384, registry-keeping license No. 10-000-1-00339 issued by FFMS on 30.03.2006) as a registrar of WBD Foods OJSC and entrust the Registrar with the duties of keeping and storing the registry of holders of WBD Foods OJSC registered securities.

Approve basic terms and conditions of the Contract on keeping and storing the registry of holders of WBD Foods OJSC registered securities to be concluded with the Registrar:

•                  keeping of the register of all issuer’s securities;

•                  rendering of the services stipulated by the Contract on keeping the register based on the accounting method and software used by the Registrar;

•                  timely execution of all types of operations as required by the laws of the Russian Federation and regulations of financial market authorities;

•                  provision of a list of persons entitled to participate in the General Shareholders Meeting at a written request of the issuer;

•                  provision of a list of persons entitled to the yield at a written request of the issuer;

•                  measures to secure integrity and confidentiality of the information contained in the register;

•                  measures to secure integrity of the register including all documents which served as the basis for operations performed with the register;

•                  other terms and conditions provided by the laws of the Russian Federation, regulations of financial market authorities or agreements between the parties.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: February 14, 2011